| OMB APPROVAL | |
| --- | --- |
| OMB Number | 3235-0123 |
| Expires | August 31, 2020 |
| Estimated avg burden hours per response | 12.00 |
| SEC FILE NUMBER | |
| 8-69651 | |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Capital Markets, Inc.**

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**28 State Street, MS1240**
**Boston, Massachusetts 02118**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
**William Casserly (603) 634-7507**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Deloitte & Touche LLP**
**200 Berkeley Street**
**Boston, Massachusetts 02116**

CHECK ONE:

✓    Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).







CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **William Casserly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Citizens Capital Markets, Inc. as of December 31, 2019, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

**Signature**

**Chief Financial Officer**

**Title**

Mary A. Charron

MARY A. CHARRON
MY COMMISSION EXPIRES MARCH 21, 2023
NOTARY PUBLIC
NEW HAMPSHIRE

CITIZENS CAPITAL MARKETS, INC.

(SEC I.D. No. 8-69651)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

## TABLE OF CONTENTS



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder and Board of Directors of Citizens Capital Markets, Inc.
28 State Street
Boston, Massachusetts 02109

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc., (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020
We have served as the Company's auditor since 2016.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2019**
**(IN THOUSANDS, EXCEPT SHARE FIGURES)**

### ASSETS

| | | |
|---|---|---:|
| Cash, cash equivalents and restricted cash | $ | 165,044 |
| Fees receivable | | 18,590 |
| Investment securities, at fair value | | 14,492 |
| Goodwill | | 45,821 |
| Intangible assets - net of accumulated amortization of $2,399 | | 5,511 |
| Premises and equipment - net of accumulated depreciation of $128 | | 769 |
| Deferred tax asset | | 1,015 |
| Prepaid and other assets | | 864 |
| **TOTAL ASSETS** | $ | **252,106** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Due to Parent - subordinated debt | $ | 120,000 |
| Accrued incentive compensation | | 10,077 |
| Payable to clearing organization | | 8,767 |
| Investment securities sold but not yet purchased, at fair value | | 4,775 |
| Income taxes payable | | 2,341 |
| Due to Parent and affiliate - other liabilities | | 707 |
| Accrued expenses and other liabilities | | 21,127 |
| **TOTAL LIABILITIES** | | **167,794** |

**STOCKHOLDER'S EQUITY:**

| | | |
|---|---|---:|
| Common stock, $1 par value, 10 shares authorized, issued and outstanding | | — |
| Additional paid-in capital | | 40,000 |
| Retained earnings | | 44,312 |
| **TOTAL STOCKHOLDER'S EQUITY** | | **84,312** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | **252,106** |

See accompanying notes to Statement of Financial Condition.

**CITIZENS CAPITAL MARKETS, INC.**
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

## 1.    NATURE OF OPERATIONS

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or securities. CCMI is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG", or "Parent"), and provides investment banking and advisory services related to merger & acquisitions, capital raises, and financial & strategic advisory, as well as business valuation services. The Company is also engaged in underwriting, dealing and trading corporate debt obligations for institutional clients. CCMI clears all securities transactions on a fully disclosed basis through a third-party clearing broker.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Use of Estimates
The financial statement includes the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the recognition of income and other contingencies.

### Cash, Cash Equivalents and Restricted Cash
For the purposes of reporting cash flows, balances include highly liquid investments with an original maturity date of less than 90 days. At December 31, 2019, cash, cash equivalents and restricted cash was $165,044, which included $5,916 of cash, $158,628 of cash due from clearing organization and $500 of restricted cash. Restricted cash represents cash kept on deposit with the clearing organization. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing organization if the minimum cash deposit is not maintained. Dividends recognized from money market mutual fund investments are recorded in interest income, within the Statement of Operations.

### Securities Transactions
Gains and losses from principal securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Investment securities, at fair value, investment securities held at clearing broker and investment securities sold, not yet purchased, at fair value, are all valued at market with related unrealized gains and losses netted in other income or losses on the Statement of Operations. Interest income on investment securities owned, at fair value is included within the Statement of Operations.

### Goodwill and Other Intangible Assets
Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill. The entire goodwill balance is allocated to one reporting unit, Mergers and Acquisitions ("M&A") and Financial Advisory.

Goodwill is not amortized, but is subject to annual impairment tests. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying

**CITIZENS CAPITAL MARKETS, INC.**
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

The Company reviews goodwill for impairment annually as of October 31, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting units is below its carrying value. The fair values of the Company's reporting units are determined using a combination of income and market-based approaches. The Company primarily relies on the income approach (discounted cash flow method) for determining fair value. Market and transaction approaches are used as benchmarks only to corroborate the value determined by the discounted cash flow method. The Company relies on several assumptions when estimating the fair value of its reporting units using the discounted cash flow method. These assumptions include the discount rate, as well as income tax and capital retention rates.

Other intangible assets represent purchased long-lived intangible assets, primarily a client referral network, trade name, and customer list which can be distinguished from goodwill. Other intangible assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years, with such amortization recorded in intangibles amortization in the Statement of Operations. Refer to Note 5 for further details.

**Premises and Equipment**
Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

**Revenue Recognition**
The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price. The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognized revenue at the amount to which the Company has the right to invoice for services performed.

A description of the components of revenue from contracts with customers is presented below:

- *Underwriting Fees* - The Company helps clients raise capital via public offering and private placement of various types of debt instruments and equity securities. Underwriting fees are based on the issuance price and quantity of the underlying instruments. Fees are recognized, at a point in time, upon completion of the underwriting transaction. Underwriting expenses passed through from the lead underwriter are recognized within underwriting services expense on the Statement of Operations.

- *M&A Advisory Fees* - Merger and acquisition advisory fees are recognized as advice is provided to the client over time, based on the progress of work and when revenue is not probable of a significant reversal. Success fees are recognized at the completion of the transaction. Reimbursements of out of pocket costs are recognized as additional transaction revenue.

- *Referral Fees* - Referral fees are recognized, at a point in time, upon completion of a referral transaction.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

- *Other Advisory Services* - Valuation services are recognized, at a point in time, upon completion of the advisory service. Reimbursements of out of pocket costs are recognized as additional transaction revenue. Fairness opinions are recognized, at a point in time, upon completion of the advisory service.

**Fair Value of Financial Instruments**

The Company categorizes financial instruments carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument; and

- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 9 for further details.

**Accounting Pronouncements Pending Adoption**

| Pronouncement | Summary of Guidance | Effect on Financial Statement |
|---|---|---|
| Goodwill<br>*Issued January 2017* | - Requires an impairment loss to be recognized when the estimated fair value of a reporting unit falls below its carrying value.<br><br>- Eliminates the second condition in the current guidance that requires an impairment loss to be recognized only if the estimated implied fair value of the goodwill is below its carrying value.<br><br>- Applied prospectively to all goodwill impairment tests performed after the adoption date. | - The Company adopted the new standard on January 1, 2020. Adoption of the guidance did not have a material impact on the Company's financial statement. |
| Disclosure Requirements - Fair Value Measurements<br>*Issued August 2018* | - Eliminates requirements for certain disclosures that are no longer considered relevant or cost beneficial, requires new disclosures and modifies existing disclosures that are expected to enhance the usefulness of the financial statements.<br><br>- Prospective application is required for new disclosure requirements.<br><br>- Retrospective application is required for all other amendments for all periods presented. | - The Company adopted the new standard on January 1, 2020. Adoption of the guidance did not have a material impact on the Company's financial statement. |
| Financial Instruments - Credit Losses<br>*Issued June 2016* | - Replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost, which will reflect the Company's estimate of credit losses over the full remaining expected life of the financial assets. | - The Company adopted the new standard on January 1, 2020. Adoption of the guidance did not have a material impact on the Company's financial statement. |

**CITIZENS CAPITAL MARKETS, INC.**
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

## 3.  ACQUISITIONS

On March 1, 2019, CCMI acquired Bowstring Advisors, LLC ("Bowstring") for $40,451. Bowstring is an Atlanta-based firm that delivers a range of financial services to commercial and industrial clients nationwide. The acquisition strengthens CCMI's ability to serve clients by further accelerating the build-out of its M&A and financial advisory capabilities. The acquired business contributed total revenues of $16,132 and a net loss of ($4,001) to CCMI for the period from March 1, 2019 to December 31, 2019. The following summarizes the fair value of the consideration transferred to acquire Bowstring and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

**Fair value of consideration transferred:**
The total fair value of cash consideration, as of the acquisition date, was $40,451. Total payments, inclusive of imputed interest, are $27,045 in 2019, $7,750 in 2020, $3,875 in 2021, and $3,875 in 2022.

**Recognized amounts of identifiable assets acquired and liabilities assumed:**

| | | |
|---|---|---:|
| Goodwill | $ | 34,552 |
| Customer list | | 5,455 |
| Right-of-use lease asset[1] | | 3,179 |
| Accounts receivable | | 162 |
| Prepaid expenses | | 211 |
| Fixed assets | | 813 |
| Other assets | | 55 |
| Gross assets acquired | | 44,427 |
| Lease liability[1] | | (3,179) |
| Accounts payable | | (472) |
| Other liabilities | | (325) |
| Gross liabilities assumed | | (3,976) |
| Total identifiable net assets | $ | 40,451 |

[1]As part of the acquisition, CCMI acquired a lease for one floor of an office building and recorded a right-of-use lease asset and corresponding lease liability upon the closing of the transaction. The lease was subsequently assigned to the Parent.

## 4.  RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its affiliate Citizens Bank, National Association ("CBNA" or "affiliate"). CBNA provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. The Company had outstanding payables of $685 and $22 due to CBNA and the Parent, respectively, as of December 31, 2019.

The Company has a subordinated credit facility with CFG. The facility was refinanced on June 1, 2019 increasing the borrowing limit to $175,000. The subordinated loan drawn on this credit facility matures on June 1, 2022 and bears interest at 3.3% per annum.

The Company maintains three checking accounts with CBNA and cash held was $5,916 as of December 31, 2019. Dividends of $8,341 were paid to the Parent as of December 31, 2019.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

## 5. GOODWILL AND INTANGIBLE ASSETS

On March 1, 2019, the Company acquired the net assets of Bowstring and recorded goodwill of $34,552. Goodwill deductible for tax purposes was $36,646 as of December 31, 2019. From March 1, 2019 through December 31, 2019, there were no changes in the carrying value of goodwill. The purchase price for the Bowstring acquisition was $40,451, of which $27,045 was paid in 2019 and the remaining amount to be paid over the next three years is $15,500, including $2,094 of imputed interest.

As part of the acquisition, the Company acquired a customer list that was recorded as an intangible asset. The customer list intangible will be amortized on a straight line basis over its useful life of five years. Future expected amortization expense is as follows: $1,091 for 2020; $1,091 for 2021, $1,091 for 2022; $1,091 for 2023; and $181 for 2024. The following table summarizes the Bowstring intangible asset as of December 31, 2019:

| | December 31, 2019 | | |
| --- | --- | --- | --- |
| | Gross carrying value | Accumulated amortization | Net |
| Customer List | $ 5,454 | $ 909 | $ 4,545 |

On May 15, 2017, the Company acquired the net assets of Western Reserve Partners LLC ("WRP") and recorded goodwill of $11,269. From January 1, 2019 through December 31, 2019, there were no changes in the carrying value of goodwill. The purchase price for the WRP acquisition was $14,450, of which $5,450 was paid in 2017, $2,000 was paid in 2018, $3,000 was paid in 2019, and the remaining amount to be paid over the next two years is $4,000.

As part of the acquisition, the Company acquired a referral network and a trade name, which were recorded as intangible assets. The referral network intangible will be amortized on a straight-line basis over its useful life of five years. Future expected amortization expense is as follows: $414 for 2020; $414 for 2021; and $138 for 2022. The trade name intangible is fully amortized. The following table summarizes the WRP intangible assets as of December 31, 2019:

| | December 31, 2019 | | |
| --- | --- | --- | --- |
| | Gross carrying value | Accumulated amortization | Net |
| Referral network | $ 2,070 | $ 1,104 | $ 966 |
| Trade name | 386 | 386 | — |
| Total | $ 2,456 | $ 1,490 | $ 966 |

No impairments of goodwill or intangible assets were recorded for the year ended December 31, 2019.

## 6. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

(Amounts in thousands except share data)

| | | December 31, 2019 |
|---|---|---|
| Premises | $ | 451 |
| Equipment | | 446 |
| Total premises and equipment | | 897 |
| Less: accumulated depreciation | | 128 |
| Premises and equipment, net | $ | 769 |

## 7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to $250. As of December 31, 2019, the Company had net capital of $112,785, which was in excess of the required net capital of $250 by $112,535.

## 8. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with CFG by agreement through intercompany accounts. At December 31, 2019, the amount payable to CFG was approximately $2,391, which is included in income taxes payable in the Statement of Financial Condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2019, are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 1,336 |
| Deferred income | | 33 |
| State net operating loss carryforwards | | 5 |
| Total deferred tax assets | | 1,374 |
| Valuation allowance | | (5) |
| Total deferred tax assets, net of valuation allowance | | 1,369 |
| Deferred tax liabilities: | | |
| Depreciation | | 191 |
| Prepaid expenses | | 100 |
| Amortization of intangibles | | 63 |
| Total deferred tax liabilities | | 354 |
| Net deferred tax asset | $ | 1,015 |

There was no change in the valuation allowance during 2019.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Amounts in thousands except share data)

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2016.

There were no uncertain tax positions relating to the Company as of December 31, 2019.

## 9. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liability. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the Statement of Financial Condition on a recurring basis at December 31, 2019:

Financial instruments measured at Level 2: *Corporate Bonds*: Debt obligations of domestic corporations are valued using quoted prices for similar assets and liabilities in active markets.

Financial instruments measured at level 3: *Business acquisitions payable*: The carrying amount of the future amount payable relating to business acquisitions approximates fair value.

The following table presents the estimated fair value for financial instruments recorded in the Statement of Financial Condition under the caption indicated:

| | Level 1 | | Level 2 | Level 3 | | Total |
|---|---|---|---|---|---|---|
| **Financial assets:** | | | | | | |
| Investment securities, at fair value: | | | | | | |
| Corporate Bonds | $ | — $ | 14,492 $ | — | $ | 14,492 |
| Total financial assets | | — | 14,492 | — | | 14,492 |
| | | | | | | |
| **Financial liabilities:** | | | | | | |
| Business acquisitions payable | | — | — | 18,328 | | 18,328 |
| Investment securities sold but not yet purchased, at fair value: | | | | | | |
| Corporate Bonds | | — | 4,775 | — | | 4,775 |
| Total financial liabilities | $ | — $ | 4,775 $ | 18,328 $ | | 23,103 |

There were no transfers between Levels 1 and 2 during the year ended December 31, 2019.

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

## 10. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows. Legal reserves are established when it is probable that a liability has been incurred at the date of the financial statement and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims against the Company. The Company expects the risk of loss to be remote.

## 11. SUBSEQUENT EVENTS

On February 13, 2020, the Company announced a definitive agreement to purchase Trinity Capital, a Los Angeles-based advisory firm. The transaction is expected to close in first quarter 2020 subject to regulatory approval. Upon closing, Trinity Capital will operate as a division of the Company.

Based on the Company's evaluation, there are no further events that have occurred subsequent to December 31, 2019 through February 27, 2020 that would require disclosure or adjustment in the financial statement.